Mail Stop 3561

November 10, 2009

Mr. Michael F. Holloran
Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re: Intelligent Living Corp.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for the Quarter Ended August 31, 2008**
> **Filed October 20, 2008**
> **Form 10-Q for the Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **Form 10-Q for the Quarter Ended February 28, 2009**
> **Filed April 14, 2009**
> **File No. 000-25335**

Dear Mr. Holloran:

We issued comments to Intelligent Living Corp. on the Form 10-KSB for the fiscal year ended May 31, 2008, and related Forms 10-Q, on May 21, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 25, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 25, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, if you have any questions. In her absence, please direct your questions to Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director